BJB CAREER EDUCATION COMPANY, LTD.
Beida Jade Bird Building, 3/F
No. 207 Chengfu Road
Haidian District, Beijing
People’s Republic of China 100871

December 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention:    Mr. Larry Spirgel
      Mr. Jonathan Groff

Re: BJB Career Education Company, Ltd.
 Registration Statement on Form F-1, as amended (File No. 333-162474)
 Request for Withdrawal

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BJB Career Education Company, Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-162474), together with all amendments and exhibits thereto (the “Registration Statement”).  In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Simpson Thacher & Bartlett LLP at (212) 455-2502, Attention: Leiming Chen.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Leiming Chen at  (+852) 2514-7630 (office) or (+852) 9032-1314 or lchen@stblaw.com.

Sincerely,

BJB Career Education Company, Ltd.

/s/ Ming Yang
Name: Ming Yang
Title: Director and Chief Executive Officer